FORM 11-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

ANNUAL REPORT

PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2004

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number 333-106868

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Inter-Tel, Incorporated

Tax Deferred Savings Plan and Retirement Trust
1615 South 52nd Street
Tempe, AZ 85281

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Inter-Tel, Incorporated

1615 South 52nd Street
Tempe, AZ 85281

INTER-TEL, INCORPORATED
TAX DEFERRED SAVINGS PLAN AND RETIREMENT TRUST

Financial Statements and Supplemental Schedule
December 31, 2004 and 2003

Page
Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Benefits	4
Statement of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6

Supplemental Schedule:

Schedule H, Line 4(i) – Schedule of Assets (Held at end of year)	11
Ex-23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Plan Administrator of the

Inter-Tel, Incorporated Tax Deferred Savings Plan and Retirement Trust

We have audited the accompanying statements of net assets available for benefits of Inter-Tel, Incorporated Tax Deferred Savings Plan and Retirement Trust at December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Inter-Tel, Incorporated Tax Deferred Savings Plan and Retirement Trust at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management, and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MAYER HOFFMAN MCCANN P.C.

May 20, 2005
Phoenix, Arizona

INTER-TEL, INCORPORATED
TAX DEFERRED SAVINGS PLAN AND RETIREMENT TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003
ASSETS:
Cash and cash equivalents	$10,265	$60,509

Investments, at fair value	58,773,340	50,187,368

Receivables
Employer contribution	1,752,905	1,549,374
Participant contributions	164,999	430
Interest and dividends	—	3,343

Total receivables	1,917,904	1,553,147

Total Assets	60,701,509	51,801,024

LIABILITIES:
Excess contribution refund payable	109,974	185,864

NET ASSETS AVAILABLE FOR BENEFITS	$60,591,535	$51,615,160

See accompanying notes to financial statements.

INTER-TEL, INCORPORATED
TAX DEFERRED SAVINGS PLAN AND RETIREMENT TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2004

Additions to net assets attributed to:
Interest and dividends	$1,004,780
Net appreciation in fair value of investments	4,911,107

Contributions:
Employer	1,752,905
Participant	5,695,036
Rollovers	557,443

Total additions	13,921,271

Deductions from net assets attributed to:
Benefits paid to participants	4,883,549
Administrative expenses	61,347

Total deductions	4,944,896

Net increase in net assets	8,976,375

Net assets available for benefits at beginning of year	51,615,160

Net assets available for benefits at end of year	$60,591,535

See accompanying notes to financial statements.

INTER-TEL, INCORPORATED
TAX DEFERRED SAVINGS PLAN AND RETIREMENT TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

(1)	Description of the Plan

     The following description of the Inter-Tel, Incorporated Tax Deferred Savings Plan and Retirement Trust (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

     General - The Plan is a defined contribution plan covering all employees of Inter-Tel, Incorporated and its subsidiaries (the “Company”). The Plan is administered by the Company. Effective January 1, 2001, an employee becomes eligible to participate in the Plan subsequent to the pay period in which the employee completes one hour of service. The Plan was established on December 1, 1984 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

     Contributions - Each year, participants may contribute a percentage or dollar amount of their annual compensation to the Plan up to the annual IRS maximum through regular payroll deductions. Participants have the opportunity to change the previously elected percentage or dollar contributions each business day, to be effective at the next bi-weekly payroll period. Eligible participants receive a discretionary matching Company contribution. For 2004, the Company matched 50 percent of the participant’s basic contribution limited to six percent of the participant’s 2004 compensation. At the Company’s discretion, it may allocate a non-elective contribution at the end of each Plan year according to the terms of the Plan.

     Participant accounts - Each participant’s account is credited with the participant’s contributions, the Company’s contributions and an allocation of Plan earnings. Allocations are based on participant account balances. The benefit a participant is entitled to receive is the participant’s vested account balance. Participants may elect to have their accounts invested in mutual funds or common stock of the Company as offered by the Plan, or they may elect to have their accounts invested through individual self-directed brokerage accounts.

     Vesting - Participants immediately vest in their voluntary contributions plus actual earnings thereon and amounts rolled over from other plans into the Plan. Vesting in the Company’s matching contribution is based on years of service. The employer contribution portion of each participant account vests starting the first year of service at a graduated amount each year until completing the sixth year of service. After six years, the participant is 100 percent vested in the employer contribution account.

     Forfeitures - Forfeited balances of terminated participants’ nonvested accounts are used to reduce future employer contributions. In 2004, forfeitures totaled $108,487 and are reflected as a reduction of employer contributions receivable and employer contributions at December 31, 2004 in the accompanying financial statements.

     Participant loans - Participants can borrow from their accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range up to a maximum of five years, with the exception of loans for the purchase of a primary residence, which carry a maximum of up to twenty years. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates at the time the loan is made as determined by the loan administrator. Principal and interest is generally paid ratably through payroll deductions.

     Payment of benefits - Upon termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account. Upon death, disability, or retirement, participants or their beneficiaries may elect to receive lump sums or annual installments over a 10 year period.

     Plan termination - Although the Company intends to continue the Plan indefinitely for the benefit of its participants, the Company has the right to discontinue its contributions at any time and to terminate or modify the Plan, subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100 percent vested in all of their accounts.

(2)	Significant accounting policies

     The significant accounting policies followed by the Plan are as follows:

     Investment valuation and income recognition - The Plan’s investments are stated at fair value. Securities and mutual funds traded on national securities exchanges are valued at the last quoted sales price on the principal exchange on which they are traded. Securities, limited partnerships and real estate promissory notes for which no price is readily available on the valuation date are valued at fair value as determined by the Plan Administrator. Participant loans are valued at their outstanding balances, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets, and the reported amounts of changes in net assets during the year. Actual results could differ from those estimates.

     Concentrations of credit and investment risk - The Plan provides for various investment fund options, which in turn invest in any combination of mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(3)	Investments

Investment information is summarized as follows:

		December 31,
	2004	2003

Investments at fair value:
Common stock	$7,076,257	$7,936,622
Preferred stock	3,750	—
Corporate obligations	61,039	—
Common/collective trust funds	1,955,373	686,046
Money market accounts	8,114,166	9,005,186
Mutual funds	38,506,142	30,874,850
Unit investment trusts	1,560,551	172,643
Participant loans	1,435,900	1,267,283
Limited partnerships	17,350	26,831
Real estate note	—	173,700
Promissory note	12,612	14,007
Limited liability company units	30,200	30,200

Total investments, at fair value	$58,773,340	$50,187,368

     During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

Common stock	$473,074
Preferred stock	60
Corporate obligations	13,006
Common/collective trust funds	188,408
Mutual funds	3,992,916
Unit investment trusts	231,396
Limited partnerships	12,247

$4,911,107

     Investments that represent five percent or more of the Plan’s net assets at December 31 are as follows:

2004
First Eagle Overseas A	$5,153,620
Growth Fund of America CL F	5,332,963
Icon Information Tech Fund	4,075,227
Inter-Tel, Incorporated Common Stock	4,126,330
Pimco Renaissance Fund D	5,197,518
Schwab Govt Security Fund	7,230,469
Schwab S&P 500 – Investor SHS	4,364,578
Vanguard Windsor II Fund	5,589,981

2003
First Eagle Overseas A	$3,637,535
Growth Fund of America CL F	4,781,382
Icon Information Tech Fund	3,771,845
Inter-Tel, Incorporated Common Stock	4,693,292
Schwab Govt Security Fund	7,159,907
Schwab S&P 500 – Investor SHS	3,640,409
Vanguard Windsor II Fund	4,191,084
Weitz Value Portfolio	4,855,694

(4)	Administrative expenses

     Substantially all of the Plan’s administrative expenses, except for record-keeper fees associated with several specific fund expenses and special transaction fees, are paid by the Company.

(5)	Differences between financial statements and Form 5500

     The following is a reconciliation of items reported in these financial statements to the amounts reported in Form 5500 for (1) contributions of participants, (2) interest and dividend income, and (3) corrective distributions:

	Amount per
	Financial	Corrective
Description	Statements (a)	Distributions	Amount per Form 5500
Contributions: Participant	$5,695,036	$99,643	$5,794,679
Interest and Dividends	1,004,780	10,331	1,015,111
Corrective distributions	—	(109,974)	(109,974)

(a) Corrective distributions are reported net in these Financial Statements.

(6)	Party-in-interest transactions

     Certain plan investments are shares of common stock of the Company or are funds held and managed by Charles Schwab Trust Company, the asset custodian; accordingly, these transactions qualify as party-in-interest transactions. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transaction under ERISA. Fees paid and accrued by the Plan to the record-keeper for administrative fees amounted to $61,347 for the year ended December 31, 2004.

(7)	Income tax status

     The Plan has received a favorable determination letter from the Internal Revenue Service dated February 11, 2004 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (‘’the Code”) and, therefore, that the related trust is exempt from federal and state income or franchise taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and ERISA, and, therefore, believes that the Plan is qualified and the related trust is exempt from federal and state income or franchise taxes.

INTER-TEL, INCORPORATED	EIN: 86-0220994
TAX DEFERRED SAVINGS PLAN AND RETIREMENT TRUST: PLAN #001

SCHEDULE H, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

		(c) Description of
		investment including
		maturity date, rate of
	(b) Identity of issue, borrower,	interest, collateral, par	(d)	(e) Current
(a)	lessor or similar party	or maturity value	Cost	value
	Common Stocks:
	A C L N Ltd.	115 shares	**	$1
	ABB Ltd. ADR	300 shares	**	1,698
	ABM Industries Inc	5 shares	**	90
	ADAPTEC	200 shares	**	1,518
	Advanced Photonix	1,250 shares	**	2,275
	Advanced Viral Research	13,000 shares	**	1,846
	Agere Systems Inc.	9 shares	**	12
	Alexander & Baldwin Inc.	85 shares	**	3,606
	Allianz AG ADR	300 shares	**	3,987
	Aluminum Corp China ADR	5 shares	**	293
	Amazon.com Inc.	200 shares	**	8,858
	Amdocs Limited	200 shares	**	5,250
	American Movil ADR Inc.	100 shares	**	5,204
	American Cap Strategies Ltd.	100 shares	**	3,335
	American Technology Corp.	2,000 shares	**	22,100
	Amerisourcebergen Corporation	100 shares	**	5,868
	Ameritrade Holding Corp. New	200 shares	**	2,844
	Amgen Incorporated	49 shares	**	3,143
	Amsurg Corp.	90 shares	**	2,659
	Amylin Pharmaceuticals Inc.	2,000 shares	**	46,720
	Anheuser Busch Co. Inc.	300 shares	**	15,219
	Annaly Mtg. Mgmt. Inc.	250 shares	**	4,905
	Applied Materials Inc.	600 shares	**	10,260
	Applied Micro Circuits	252 shares	**	1,061
	Arthrocare Corp.	300 shares	**	9,618
	AT & T Corp. New	295 shares	**	5,623
	Atmel Corp.	150 shares	**	588

		(c) Description of
		investment including
		maturity date, rate of
	(b) Identity of issue, borrower,	interest, collateral, par	(d)	(e) Current
(a)	lessor or similar party	or maturity value	Cost	value
	Avanex Corp.	500 shares	**	1,655
	Barrick Gold Corporation	400 shares	**	9,688
	Best Buy Inc.	100 shares	**	5,942
	BHP Billiton Ltd. ADR	154 shares	**	3,699
	Bluefly Inc.	2,597 shares	**	6,025
	Bristol-Myers Squibb Co.	8,000 shares	**	204,960
	Broadwing Corp.	4 shares	**	36
	Brown & Brown Inc.	300 shares	**	13,065
	Calamp Corp.	325 shares	**	2,906
	Calpine Corporation	1,000 shares	**	3,940
	Chesapeake Energy Corporation	230 shares	**	3,795
	Chicago Mercantile Exchange	17 shares	**	3,888
	China Pete and Chem ADR	45 shares	**	1,845
	Cisco System Inc.	5,300 shares	**	102,396
	Coca Cola Company	250 shares	**	10,427
	Coded Communications Corp.	15,500 shares	**	2
	Coeur D Alene Mines CP	4,000 shares	**	15,720
	Conexant Systems Inc.	300 shares	**	597
	Covad Communications Group Inc.	750 shares	**	1,613
	Critical Path Inc	6 shares	**	9
	Cummins Engine Inc.	47 shares	**	3,938
	Davita Inc.	77 shares	**	3,044
	Debt Strategy FD Inc.	375 shares	**	2,625
	Dell Inc.	100 shares	**	4,214
	Dentsply International	16 shares	**	899
	Digital Lightwave Inc.	210 shares	**	277
	Diversified Corp.	1,000 shares	**	150
	DRDGold Ltd. ADR	5,800 shares	**	8,932
	DSL.net Inc.	1,000 shares	**	230
	Earthlink Inc.	1,000 shares	**	11,520
	Earthshell Corp.	8,000 shares	**	20,000
	Eastman Kodak Company	303 shares	**	9,758
	Ebay Inc.	213 shares	**	24,780
	Edulink Inc.	43,000 shares	**	13
	Emulex Corp.	600 shares	**	10,104
	Encana Corporation	65 shares	**	3,709
	Exxon Mobile Corporation	100 shares	**	5,126
	Finisar Corp.	500 shares	**	1,140
	Florida Rock Inds Inc.	67 shares	**	3,989
	Forest Labs Inc.	100 shares	**	4,486
	Foster Wheeler Ltd. 07WT	900 shares	**	639
	Foster Wheeler New	45 shares	**	714
	Foundry Networks Inc.	50 shares	**	658
	Freescale Semiconductor	161 shares	**	2,956
	Frozen Food Express Inds	270 shares	**	3,483

		(c) Description of
		investment including
		maturity date, rate of
	(b) Identity of issue, borrower,	interest, collateral, par	(d)	(e) Current
(a)	lessor or similar party	or maturity value	Cost	value
	General Electric Co.	2,212 shares	**	80,727
	Gillette Co.	200 shares	**	8,956
	Globalstar Telecom	500 shares	**	3
	Goldspring Inc.	20,000 shares	**	2,800
	Goodyear Tire & Rubber Company	371 shares	**	5,437
	Gunslinger Records Inc.	42,500 shares	**	43
	Hewlett Packard Company	689 shares	**	14,448
	Hollis-Eden Pharmaceuticals Inc.	1,000 shares	**	9,420
	Home Depot Inc.	1,332 shares	**	56,943
	HSBC Holdings Plc Adr New	35 shares	**	2,980
	I D Biomedical Corp.	125 shares	**	1,869
	Impath Inc.	16 shares	**	70
	Integra Lifesciences Hldgs.	80 shares	**	2,954
	Intel Corp.	5,327 shares	**	124,589
*	Inter-Tel Incorporated	150,706 shares	**	4,126,330
	International Business Machines	102 shares	**	10,027
	Intuitive Surgical New	100 shares	**	4,002
	Ionatron Inc.	3,000 shares	**	33,990
	Iridium World Communications	60 shares	**	2
	ISCO International Inc.	4,640 shares	**	1,670
	IVAX Corporation	77 shares	**	1,218
	JDS Uniphase Corporation	180 shares	**	571
	Jupitermedia Corporation	286 shares	**	6,801
	K-Tel International Inc.	362 shares	**	34
	Keithley Instruments Inc.	35 shares	**	689
	Level 3 Communications	1,300 shares	**	4,407
	Ligand Pharmaceuticals	300 shares	**	3,492
	Lowes Companies	1,364 shares	**	78,540
	Lucent Technologies Inc.	17,568 shares	**	66,056
	Mangosoft Inc. New	9 shares	**	79
	Marvel Enterprises Inc.	100 shares	**	2,048
	Maxim Integrated Products Inc.	65 shares	**	2,755
	Maxtor Corp.	1,000 shares	**	5,300
	McHenry Metals Golf Corp.	5,000 shares	**	1
	McLeod USA Inc.	111 shares	**	80
	Merck & Co. Inc.	1,500 shares	**	48,210
	Microsemi Corp.	62 shares	**	1,076
	Microsoft Corp.	13,916 shares	**	371,842
	Mittal Steel	90 shares	**	3,479
	Mosaic Company	180 shares	**	2,938
	Motorola Inc.	1,465 shares	**	25,196
	Moving Bytes Inc.	10,000 shares	**	20
	N V E Corporation	54 shares	**	1,504
	Nabors Industries Ltd.	55 shares	**	2,821
	Neomagic Corp.	500 shares	**	615

		(c) Description of
		investment including
		maturity date, rate of
	(b) Identity of issue, borrower,	interest, collateral, par	(d)	(e) Current
(a)	lessor or similar party	or maturity value	Cost	value
	Neopharm Inc.	300 shares	**	3,753
	Netflix Inc.	2,740 shares	**	33,784
	Newmont Mining Corp.	476 shares	**	21,139
	NMS Communications	140 shares	**	883
	Nokia Corp.	694 shares	**	10,875
	Nortel Networks	16,755 shares	**	58,140
	Northpoint Communications Holdings	1,000 shares	**	1
	O’Reilly Automotive Inc.	500 shares	**	22,525
	Oilex Inc.	9,000 shares	**	1
	Oracle Corp.	2,200 shares	**	30,184
	Oxigene Inc.	300 shares	**	1,650
	Palmone Inc.	27 shares	**	852
	Palm Source, Inc.	8 shares	**	102
	Penn Traffic Co.	500 shares	**	60
	Pfizer Inc.	1,000 shares	**	26,890
	PNC Bank Corp.	4,400 shares	**	252,736
	Polycom	101 shares	**	2,355
	Priceline.com, Inc.	33 shares	**	778
	Qualcomm Inc.	48 shares	**	2,047
	Quicksilver Inc.	125 shares	**	3,724
	Qwest Communications International	1,966 shares	**	8,729
	Rayonier Inc.	25 shares	**	1,223
	Raytheon Company	95 shares	**	3,689
	Redhat Inc.	500 shares	**	6,675
	RF Micro Devices Inc.	200 shares	**	1,368
	Ritchie Brothers Auctioneers	1,000 shares	**	33,060
	S B C Communications Inc.	9,335 shares	**	240,563
	Sandisk Corp.	200 shares	**	4,994
	Save the World Air Inc.	5,900 shares	**	8,319
	Sears Roebuck & Company	453 shares	**	23,124
	Siebel Systems Inc.	28 shares	**	294
	Sirius Satellite Radio	1,400 shares	**	10,668
	Sonic Corp.	150 shares	**	4,575
	Southwest Airlines	135 shares	**	2,198
	Spectralink Corp.	500 shares	**	7,090
	Stryker Corp.	1,000 shares	**	48,250
	Sun Microsystems Inc.	4,200 shares	**	22,638
	Superconductor Tech.	300 shares	**	417
	Sysco Corp.	1,000 shares	**	38,170
	Target Corp.	203 shares	**	10,550
	Telefonos de Mexico	100 shares	**	3,810
	Terayon Communication Systems	305 shares	**	827
	Texas Instruments Inc.	500 shares	**	12,310
*	The Charles Schwab Corp.	1,000 shares	**	11,960
	Thor Industries Inc.	100 shares	**	3,716

		(c) Description of
		investment including
		maturity date, rate of
	(b) Identity of issue, borrower,	interest, collateral, par	(d)	(e) Current
(a)	lessor or similar party	or maturity value	Cost	value
	Tidewater Inc./Citizen Certificates	110 shares	**	3,917
	Time Warner Inc.	100 shares	**	1,945
	Triquint Semiconductor	200 shares	**	890
	Tyco Intl. Ltd.	500 shares	**	17,870
	Universal Tech Institute	400 shares	**	15,248
	Varian Med Sys	85 shares	**	3,675
	Vitalworks Inc.	1,548 shares	**	6,889
	Vitesse Semiconductor Corp.	446 shares	**	1,574
	Vyyo Inc.	120 shares	**	1,033
	Wachovia Corp.	2,780 shares	**	146,228
	Walgreen Company	203 shares	**	7,782
	Washington Mutual Inc.	209 shares	**	8,837
	Wattage Monitor, Inc.	6,000 shares	**	1
	Wheaton River Min. Ltd.	2,000 shares	**	6,520
	Willis Group Holdings	300 shares	**	12,351
	Xcelera, Inc.	50 shares	**	17
	Xerox Corp.	2 shares	**	33
	Y D I Wireless Inc.	450 shares	**	2,628
	Yum Brands Inc.	75 shares	**	3,538
	3Com Corp.	100 shares	**	416
	3M Company	460 shares	**	37,790
	8X8 Inc.	2,500 shares	**	10,174

	Total common stocks			7,076,257

	Preferred Stock:
	Annaly Mtg Mgmt Pfd.	150 shares	**	3,750

	Mutual Funds:
	Acadian Emerging Markets Port Instl.	348 shares	**	7,098
	AIM Technology Fund	59 shares	**	1,505
	American Century Income & Growth	359 shares	**	11,011
	Ameristock Fund	61 shares	**	2,462
	Ariel Appreciation Fund	165 shares	**	7,884
	Ariel Fund	12,098 shares	**	643,259
	Artisan International Fund	682 shares	**	15,105
	Artisan Midcap Fund	169 shares	**	5,004
	Baron Asset Fund	63 shares	**	3,293
	Baron Growth Fund	63,468 shares	**	2,847,827
	Burnham Financial Services Fund	144 shares	**	3,229
	Calamos Growth FD CL A	26,631 shares	**	1,410,938
	Calvert Income Fund	149 shares	**	2,534
	Clipper Focus Fund	486 shares	**	8,421
	Constellation Tip Health Biotech II	147 shares	**	2,141
	Dodge & Cox Balanced Fund	574 shares	**	45,584
	Dodge & Cox International Stock Fund	2,196 shares	**	67,299

		(c) Description of
		investment including
		maturity date, rate of
	(b) Identity of issue, borrower,	interest, collateral, par	(d)	(e) Current
(a)	lessor or similar party	or maturity value	Cost	value
	Dodge & Cox Stock Fund	36 shares	**	4,623
	Dreyfus Appreciation Fund	992 shares	**	38,377
	Dreyfus Premier Emerging Mkts CL A	489 shares	**	9,583
	Dreyfus Small Cap Stock Index	146 shares	**	2,969
	Equity Office Properties TR	50 shares	**	1,456
	Excelsior Val & Restruct. Fund	630 shares	**	26,733
	Fidelity Magellan Fund	303 shares	**	31,493
	First Eagle Gold Fund CL A	2,139 shares	**	35,343
	First Eagle Overseas A	236,730 shares	**	5,153,620
	Fording CA Coal Trust	55 shares	**	4,243
	FPA Capital Fund	974 shares	**	38,954
	FPA New Income	7,702 shares	**	86,112
	Franklin Small Cap Growth CL A	1,433 shares	**	48,975
	Fremont US Micro Cap Fund	1,136 shares	**	37,090
	Growth Fund of America CL F	194,777 shares	**	5,332,963
	Harbor Bond Fund	104 shares	**	1,227
	Harbor International Growth Fund	157 shares	**	1,444
	Hennessy Cornerstone Growth Fund	557 shares	**	10,274
	Icon Information Tech Fund	447,827 shares	**	4,075,227
	Janus Growth & Income Fund	348 shares	**	11,209
	Janus Mid Cap Value Inv Shares	764 shares	**	16,874
	Janus Overseas Fund	137 shares	**	3,322
	Julius Baer Intl Equity FD CL I	622 shares	**	19,984
	JP Morgan Core Bond Fund	194,926 shares	**	2,128,594
	Laudus US Small Cap Investor Shares	118 shares	**	1,617
	Loomis Sayles Small Cap	592 shares	**	15,371
	Managers Special Equity Fund	33 shares	**	3,008
	Meridian Value Fund	610 shares	**	23,238
	MFA Mortgage Investments	300 shares	**	2,646
	MFS Research Fund CL A	82 shares	**	1,659
	Navellier Mid Cap Growth	1,678 shares	**	43,708
	NB Genesis Fund	127 shares	**	3,782
	NB Ltd Maturity Bond Fund	462 shares	**	4,313
	Oakmark Equity Income Fund	6,112 shares	**	143,631
	Oakmark Fund	548 shares	**	22,877
	Oakmark International Fund	283 shares	**	5,990
	Pimco RCM Global Healthcare Class D	554 shares	**	12,115
	Pimco Real Return FD Instl.	487 shares	**	5,591
	Pimco Renaissance Fund D	194,664 shares	**	5,197,518
	Pimco Total Return Fund Instl Class	5,903 shares	**	62,983
	Pioneer Mid Cap Value Fund Class A	2,076 shares	**	51,662
	Putnam Growth & Income CL A	1,772 shares	**	34,377
	Putnam Intl Equity Fund CL A	113 shares	**	2,671
	Royce Low Priced Stock Fund	556 shares	**	8,523
	Royce Opportunity Fund	590 shares	**	7,848

		(c) Description of
		investment including
		maturity date, rate of
	(b) Identity of issue, borrower,	interest, collateral, par	(d)	(e) Current
(a)	lessor or similar party	or maturity value	Cost	value
	Royce Special Equity Fund	381 shares	**	7,477
	Royce Total Return Fund	1,638 shares	**	20,085
	RS Smaller Company Growth Fund	749 shares	**	16,912
	Rydex Juno Fund	1,063 shares	**	20,384
	Rydex Venture 100 Fund	92 shares	**	1,847
*	Schwab S&P 500 – Investor SHS	234,277 shares	**	4,364,578
*	Schwab Total Bd Mkt Index Fund	1,344 shares	**	13,504
*	Schwab Total Stock Mkt. – Inv.	11,782 shares	**	239,878
*	Schwab 1000 Fund	408 shares	**	14,113
	Selected American Shares	630 shares	**	23,231
	Senior High Income Portfolio Inc.	102 shares	**	618
	Sound Shore Fund	521 shares	**	19,124
	Strong Advisor Common Stock FD CL	624 shares	**	14,127
	Strong Mid Cap Disciplined Fund	275 shares	**	6,142
	Strong Ultra Short Fund	1,608 shares	**	14,796
	Tamarack Micro-Cap Value Fund CL	863 shares	**	17,629
	Templeton Developing Markets Trust	816 shares	**	15,119
	Templeton Dragon Fund	150 shares	**	2,621
	Templeton Emerging Markets Fund	175 shares	**	2,888
	Templeton Foreign Fund CL A	4,460 shares	**	54,854
	Third Avenue Value Fund	45 shares	**	2,309
	Thompson Plumb Growth Fund	235 shares	**	10,999
	Torray Fund	111 shares	**	4,541
	Turner Midcap Growth Fund CL I	192 shares	**	4,695
	Van Kampen Real Estate Sec Fund	556 shares	**	12,860
	Vanguard GNMA Fund Investor SHS	284 shares	**	2,968
	Vanguard Growth Index Fund	645 shares	**	17,035
	Vanguard Healthcare Fund	549 shares	**	69,621
	Vanguard International Growth Portfolio	765 shares	**	14,422
	Vanguard 500 Index FD Investor SHS	315 shares	**	35,140
	Vanguard Windsor II Fund	181,906 shares	**	5,589,981
	William Blair Intl Growth Fund	509 shares	**	11,233

	Total mutual funds			38,506,142

	Unit Investment Trusts:
	Ishares MSCI Grmny Idx F	70 shares	**	1,304
	Ishares TR GS Investop	10 shares	**	1,115
	Ishares TR Lehman Tips	30 shares	**	3,174
	Ishares Trust Dow Jones	25,000 shares	**	1,535,000
	Nasdaq 100 Shares	500 shares	**	19,958

	Total unit investment trusts			1,560,551

	Money Market Accounts:
*	Schwab Money Market Fund	822,818 shares	**	822,818
*	Schwab Cash Reserves Sweep Shares	40,991 shares	**	40,991
*	Schwab US Treasury Money Fund	19,592 shares	**	19,592
*	Schwab Govt Security Fund	7,230,470 shares	**	7,230,469

		(c) Description of
		investment including
		maturity date, rate of
	(b) Identity of issue, borrower,	interest, collateral, par	(d)	(e) Current
(a)	lessor or similar party	or maturity value	Cost	value
*	Stock Liquidity	296 shares	**	296

	Total money market accounts			8,114,166

	Common/Collective Trusts:
*	Schwab Managed Retirement 2010	35,461 shares	**	467,025
*	Schwab Managed Retirement 2020	58,035 shares	**	815,396
*	Schwab Managed Retirement 2030	29,555 shares	**	438,884
*	Schwab Managed Retirement 2040	15,615 shares	**	234,068

				1,955,373

	Corporate Obligations
	Swiss Govt	65,000 units	**	61,039

	Limited Partnerships:
	Beaconsfield LP Fund I	1 unit	**	17,350

	Limited Liability Company Units
	Angstrom Preferred Holdings, LLC	20,000 units	**	30,200

	Promissory Note:
	Baptist Foundation Promissory Note
		Interest rate:
		11.75%; maturity
		date: November 7,
		2012; unsecured	**	12,612

*	Participant loans	Interest rates
		ranging from
		6.0% to 11.5%	**	1,435,900

	Total investments			$58,773,340

*	Denotes a party-in-interest

**	Disclosure of historical cost information is not required for participant directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Inter-Tel, Incorporated Tax Deferred Savings Plan and Retirement Trust has duly caused this report to be signed by the undersigned hereunto duly authorized.

Inter-Tel, Incorporated Tax Deferred Savings Plan and Retirement Trust

/s/ Kurt R. Kneip

Inter-Tel, Incorporated
Kurt R. Kneip
Sr. Vice President and Chief Financial Officer
Date: June 27, 2005

EXHIBIT INDEX

Exhibit:

     Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm